SURF GROUP INC.

                                 57 Main Street
                          East Hampton, New York 11937
                                 (631) 329-9100


     INFORMATION STATEMENT PURSUANT TO SECTION 14(f) OF THE SECURITIES EXCHANGE ACT OF 1934 AND RULE 14f-1 THEREUNDER

     The purpose of this Information Statement is to inform the holders of record as of the close of business on October 25, 2002 (the "Record Date"), of shares of common stock, par value $0.001 per share ("Common Stock") of Surf Group Inc., a New York corporation (the "Company") that certain shareholders of the Company have entered into a Stock Purchase Agreement (described below) that contemplates the replacement of all of the current members of the Company's Board of Directors.

     This Information Statement is required by Section 14(f) of the Securities Exchange Act of 1934, as amended (the "Exchange Act") and Rule 14f-1 of the Securities and Exchange Commission (the "SEC") thereunder.

                   WE ARE NOT ASKING YOU FOR A PROXY, AND YOU
                      ARE REQUESTED NOT TO SEND US A PROXY

     This Information Statement is being delivered to provide information regarding anticipated changes in the membership of the Board of Directors of the Company. While you are not required or requested to take any action with respect to this Information Statement, you are urged to read it carefully.

                           TERMS OF THE STOCK PURCHASE

On November 4, 2002, Jeffrey R. Esposito, the President and a Director of the Company, Kenneth C. Dollman, Secretary and a Director of the Company, Joel Esposito, a Director of the Company, and certain other shareholders of the Company (collectively, the "Sellers") entered into agreements (collectively, the "Purchase Agreement") with Robert Manning, Martin Mann, Philip Drazen, Ian Coupland and Colin Frazer (collectively, the "Purchasers"), and, for limited purposes, the Company. None of the Purchasers are affiliated with the Company or any of the Sellers. Pursuant to the Purchase Agreement, the Sellers will sell to the Purchasers, in the aggregate, 4,760,250 shares of the Company's Common Stock representing control of the Company (the "Control Shares") for an aggregate purchase price of $250,000 (the "Purchase Price"). The Control Shares amount to approximately 96% of the Company's issued and outstanding Common Stock as of the date of this Information Statement. The Purchasers are each personally funding the Purchase Price.

     At the closing under the Purchase Agreement (the "Closing"), the Company's current officers and Board of Directors will resign and four persons designated by the Purchasers will be elected as the new officers and directors of the Company (this group is sometimes referred to herein as the "New Management Group"). It is the intention of the parties to complete the Closing under the Purchase Agreement as soon as reasonably possible.

     New York law does not require approval of this stock sale by the Company's shareholders and shareholder approval will not be sought for the sale of the Control Shares.

     As part of the Purchase Agreement, certain shareholders of the Company (other than the Sellers) have agreed to grant to the Purchasers or their assignees, on the date of the Closing, an option to purchase an aggregate of 130,000 additional shares of Common Stock (the "Option."). Under the terms of the Option, the Purchasers will be entitled to purchase: (1) an aggregate of up to 45,000 shares for $.30 per share for a period of three months from the Closing; (2) an aggregate of up to 40,000 shares for $.50 per share for a period of six months from the Closing; and (3) an aggregate of up to 45,000 shares for $.625 per share for a period of nine months from the Closing.

     Following the consummation of the transactions contemplated by the Purchase Agreement, it is contemplated that TDS (Telemedicine) Inc., a privately held Delaware company controlled by the New Management Group, will merge with and survive as, a subsidiary of the Company (the "Proposed Merger"). As a result of the Proposed Merger, the stockholders of TDS (Telemedicine) Inc., a majority of which consists of the New Management Group, will own approximately 85.5% of the Company.

     See "Certain Relationships and Related Transactions" for a description of certain other transactions expected to occur in connection with or shortly following the consummation of the Purchase Agreement.

     The sale of the Control Shares under the Purchase Agreement will not be registered under the Securities Act of 1933, as amended (the "Act"), but will be made in reliance upon an exemption from the Act's registration requirements.

     The Closing under the Purchase Agreement is subject to customary conditions, including, but not limited to, the filing of this Information Statement.

                       INFORMATION CONCERNING THE COMPANY

BUSINESS

     Information concerning the business of the Company and its results of operations and financial condition are incorporated by reference to the Company's Registration Statement on Form 10-SB, as amended, and its Quarterly Report on Form 10-QSB for the period ended July 31, 2002, as filed with the SEC and available electronically on EDGAR at www.sec.gov.

DESCRIPTION OF SECURITIES

     The following description is a summary and is qualified in its entirety by the provisions of the Company's Articles of Incorporation and Bylaws, copies of which have been filed as exhibits to the Company's Registration Statement on Form 10-SB, as amended.

General. The Company is authorized to issue 100,000,000 shares of Common Stock, par value $0.001. As of the Record Date and the date hereof, there are 4,960,250 shares of Common Stock issued and outstanding.

Voting Rights. Each share of Common Stock entitles the holder to one vote, either in person or by proxy, at meetings of shareholders. Directors are elected by a plurality of the votes cast at a meeting of shareholders by the holders of shares entitled to vote in the election. The vote of the holders of a majority of the issued and outstanding shares of Common Stock entitled to vote thereon is sufficient to authorize, affirm, ratify or consent to any other corporate action, except as otherwise provided by law.

Dividend Policy. All shares of Common Stock are entitled to participate proportionately in dividends if the Board of Directors declares them, out of the funds legally available therefor, and subordinate to the rights, if any, of the holders of any outstanding shares of preferred stock. Dividends may be paid in cash, property or additional shares of Common Stock. The Company has not paid any dividends since inception and presently anticipates that all earnings, if any, will be retained for development of its business. Any future dividends will be at the discretion of the Board of Directors and will depend upon, among other things, the Company's future earnings, operating and financial condition, capital requirements and other factors.

Miscellaneous Rights and Provisions. Holders of Common Stock have no preemptive or other subscription rights, conversion rights, redemption or sinking fund provisions. In the event of the Company's dissolution, whether voluntary or involuntary, each share of Common Stock is entitled to share proportionally in any assets available for distribution to holders of equity after satisfaction of all liabilities and payment of any applicable liquidation preference relating to any outstanding shares of preferred stock.

                      PRINCIPAL SHAREHOLDERS OF THE COMPANY

     The following table sets forth the beneficial ownership of the Company as of the date of this Information Statement and immediately following the Closing of each executive officer and director of the Company, all directors and executive officers as a group, and each person known by the Company to be the beneficial owner of more than five percent of its issued and outstanding Common Stock. Except as otherwise noted, each person listed below is the sole beneficial owner of the shares and has sole investment and voting power as to such shares. Except as otherwise noted, no person listed below has any options, warrants, or other rights to acquire additional securities of the Company.


Name and Address                          Amount and Nature                         Percent
of Beneficial Owner                    of Beneficial Ownership                     Of Class (1)
-------------------               ---------------------------------    ----------------------------------

                                   Before Closing   After Closing       Before Closing     After Closing
                                   --------------   -------------       --------------     -------------
Jeffrey R. Esposito(2)
President and Director
63 Halsey Street
Southampton, NY 11968              4,040,250               0                 81.5%               0



                                        3


Name and Address                          Amount and Nature                         Percent
of Beneficial Owner                    of Beneficial Ownership                     Of Class (1)
-------------------               ---------------------------------    ----------------------------------

                                   Before Closing   After Closing       Before Closing     After Closing
                                   --------------   -------------       --------------     -------------
Kenneth C. Dollman, Esq.
Secretary and Director
3 Aspen Street
Port Jefferson Station, NY 11776      160,000              0                 3.2%                0

Joel Esposito (2)
Director
39 Eastview Road
Lake Ronkonkoma, NY 11779               54,000             0                 1.1%                0

Keith Freeman (3)
Medical Director and Director
Kingfisher
Wickenby
Lincoln, LN3 5AB
UK                                        0              0(4)                  0                0(4)

Roger Albert Coomber (3)
Chief Executive Officer
and Director
The Old Schoolhouse
24A Horncastle Road
Boston Lincs PE21 9BU
UK                                        0              0(4)                  0                0(4)

Simon Anthony Michael
    Leatham
Chief Financial Officer
and Director
The Old Orangery
Binfield Park
Binfield, Berkshire RG42 5NT
UK                                        0              0(4)                  0                0(4)

Robin Alistair Waterer
Secretary and Director
1 Templar Street
London SE5 9JB
UK                                        0              0(4)                  0                0(4)

Robert Manning
5 Sandmoor Drive
Leeds LS17 7DF
UK                                        0           952,050(5)               0              19.2%(5)


                                       4




Name and Address                          Amount and Nature                         Percent
of Beneficial Owner                    of Beneficial Ownership                     Of Class (1)
-------------------               ---------------------------------    ----------------------------------

                                   Before Closing   After Closing       Before Closing     After Closing
                                   --------------   -------------       --------------     -------------

Martin Mann
Manndalin
Shadwell Lane
Leeds LS17 8AZ
UK                                        0           952,050(5)               0              19.2%(5)

Philip Drazen
Bridge House
14 Bridge Court
Harrogate Rd., Harewood
Leeds LS17 9LW
UK                                        0           952,050(5)               0              19.2%(5)

Ian Coupland
19 Sandhill Rd.
Leeds LS17 BDU
UK                                        0           952,050(5)               0              19.2%(5)

Colin Frazer
173 Wigton Lane
Leeds LS17 85H
UK                                        0           952,050(5)               0              19.2%(5)

All directors and executive        4,254,250             0(4)                85.8%              0(4)
officers as a group (6)
----------------------------

(*) Represents less than 1%

(1) These figures are based upon 4,960,250 shares of the Company's Common Stock issued and outstanding prior to the Closing and immediately after the Closing.

(2)  Jeffrey R. Esposito and Joel Esposito are brothers.

(3) Messrs. Freeman, Coomber, Leatham and Waterer will take office in connection with the Closing.

(4) Does not include shares of Common Stock to be received by each of Messrs. Coomber, Freeman, Waterer and Leatham in connection with the Proposed Merger contemplated to occur immediately after the Closing. See "Terms of the Stock Purchase."

(5) Does not: (i) include any additional shares that may be purchased by any of Messrs. Manning, Mann, Drazen, Coupland or Frazer pursuant to the Option; or (ii) take into account the anticipated reduction in the holdings of each of Messrs. Manning, Mann, Drazen, Coupland and Frazer that is expected to occur with the issuance of an aggregate of 8,550,000 shares of Common Stock to the New Management Group and the other minority owners of TDS

     (Telemedicine) Inc. in connection with the Proposed Merger and the expected contribution to the Company by Messrs. Manning, Mann, Drazen, Coupland and Frazer, prior to the Proposed Merger, of an aggregate of 3,510,250 shares of Common Stock. See "Terms of the Stock Purchase."

(6) Consists of three persons prior to the Closing and four persons after the Closing.

                 CERTAIN RELATIONSHIPS AND RELATED TRANSACTIONS

     Jeffrey R. Esposito, the President and a Director of the Company, is also the President and a Director of the Old Barn Development Corp., which owns the real estate on which the Company's main headquarters are located. Pursuant to a lease agreement between the Company and Old Barn Development Corp., the Company is obligated to pay rent of $1,600 per month. The lease agreement commenced January 1, 2002 and expires December 31, 2002.

     The Company has a line of credit with Bridgehampton National Bank for $75,000, the payment of which is secured by the personal guarantee of Jeffrey R. Esposito. Bridgehampton National Bank also has liens on the assets of the Company securing the line of credit which will be released upon the closing of the Stock Purchase Agreement.

     Jeffrey R. Esposito from time to time lends funds to the Company on terms that are more favorable then the Company believes it could obtain from other lenders. As of the date of this Information Statement, the Company is indebted to Jeffrey R. Esposito in the amount of $69,922.00, all of which has been waived by Jeffrey R. Esposito.

     As a condition to the consummation of the Purchase Agreement, certain shareholders holding an aggregate of 40,000 shares of Common Stock have agreed to enter into a lock-up agreement with the Company pursuant to which the such shareholders will agree not to sell, collectively, more than 9,000 shares of Common Stock of the Company in any calendar month during the six (6) months commencing from the date of the Closing and that any such sales will be made over the OTC Bulletin Board or any successor market.

     In connection with the Purchase Agreement and the Proposed Merger, it is contemplated that the Sellers will form an entity to purchase from the Company, following the completion of the Proposed Merger, the assets and liabilities of the retail surf clothing business in which the Company has historically been engaged. The purchase price for the sale of these assets is expected to be nominal. As a result of this anticipated sale of the Company's retail business, following the Proposed Merger, the Company will be engaged solely in the business of TDS (Telemedicine) Inc.

                    CURRENT BOARD OF DIRECTORS AND MANAGEMENT

The directors and executive officers of the Company as of the date of this Information Statement are as follows:

Name                                Age                  Positions Held
----                                ---                  --------------
Jeffrey R. Esposito                  36                  Director and President
Kenneth C. Dollman, Esq.             51                  Secretary and  Director
Joel Esposito                        33                  Director


     The above named persons will resign as officers and directors of the Company in connection with the Closing.

Jeffrey R. Esposito is the founder and has served as President and a Director of the Company since November 30, 2000. Jeffrey R. Esposito has run the retail and wholesale operation for the past 10 years for Surf Group Inc. and its predecessors.

Kenneth C. Dollman, Esq. is Secretary and a Director of the Company and serves as general counsel. Mr. Dollman has served in such capacities since November 30, 2000. Mr. Dollman handles all contracts and legal affairs of the Company. His expertise is in corporate law. Kenneth C. Dollman has operated his law office for the past 20 years in New York State.

Joel Esposito has been a Director of the Company since November 30, 2000. Joel Esposito has worked in the electric and construction field for the past five years.

                      COMMITTEES OF THE BOARD OF DIRECTORS

         The Company has no standing audit, nominating or compensation committee. It is contemplated that following the Closing, one or more additional persons who are independent from the Company will be elected to the Board of Directors and will serve on the audit and compensation committees of the Board. Such person(s) have not yet been identified.

               MANAGEMENT AND BOARD OF DIRECTORS AFTER THE CLOSING

         Upon the Closing, the officers and directors named above will resign and the officers and Board of Directors of the Company will consist of Designees of the Purchasers of the Control Shares as described below. Prior to the Closing, none of the Designees named below is an officer or director of, or holds any position with, the Company, nor is any Designee known to own any shares of the Company. The following table identifies each of the directors and executive officers who will take such office at or immediately following the
Closing:

Name                    Age          Proposed Position With the Company
----                    ---          ----------------------------------
Keith Freeman            50          Medical Director and Director
Roger Albert Coomber     51          Chief Executive Officer and Director
Simon Leatham            51          Chief Financial Officer and Director
Robin Alistair Waterer   46          Secretary and Director

Keith Freeman will become a Director and Medical Director of the Company in connection with the Closing. Dr. Freeman has served as Chairman and Medical Director of TDS (telemedicine) Ltd. in Manchester, UK, since December 1997 and of its parent company, TDS (Telemedicine) Inc., since its inception in 2002. From October 1997 to June 2002, Dr. Freeman served as a Director of the UK Telemedicine Association in Wales, UK. From October 1997 to December 2000, Dr. Freeman was also self-employed as a dermatologist. In addition, since April 2001 he has served as a Director of Avienda Ltd., an e-health company, in Wales, UK.

Roger Albert Coomber will become a Director and Chief Executive Officer of the Company in connection with the Closing. Mr. Coomber has served as Managing Director of TDS (telemedicine) Ltd. in Manchester, UK, since December 1997 and of its parent company, TDS (Telemedicine) Inc., since its inception in 2002. From February 1997 to December 1997, he served as a Director of Med Ltd., a medical agency in London, UK.

Simon Anthony Michael Leatham will become a Director and Chief Financial Officer of the Company in connection with the Closing. Since April 2001, Mr. Leathman has been engaged as a financial consultant for various companies in the United Kingdom. In this capacity, Mr. Leathman has served as Finance Director of TDS (Telemedicine) Ltd. in Manchester, UK, since April 2002 and its parent company, TDS (Telemedicine) Inc., since its inception in 2002. From 1989 to September 1999, Mr. Leathman served in various financial positions for Motorola Limited and its affiliates, most recently as European Headquarters Financial Controller for Motorola Service.

Robin Alistair Waterer will become a Director and Secretary of the Company in connection with the Closing. Since May 1992, Mr. Waterer has been self employed as a consultant to a variety of companies with respect to various corporate, personnel and other matters. In this capacity, Mr. Waterer has served as Secretary and a Director of TDS (telemedicine) Ltd. in Manchester, UK, since February 1999 and December 2000, respectively. He has served in such positions for TDS (Telemedicine) Inc. since its inception in 2002. Since May 2000, Mr. Waterer has served as Joint Chief Executive for Bentleigh Cross Limited, a nursing home business in the United Kingdom.

     None of the above Designees has received any compensation from the Company and there have been no transactions between the Company and any of the Designees, other than as set forth in this Information Statement.

     Following the Closing, the Company anticipates appointing one or more independent directors to the Board. Such person may be an investor in TDS (Telemedicine) Inc.

                COMPENSATION OF EXECUTIVE OFFICERS AND DIRECTORS

     The following table sets forth summary information concerning compensation awarded to, earned by or paid to the Company's officers and directors for the fiscal years ended October 31, 2001, 2000 and 1999.

                                           Summary Compensation Table


Name and                                                                   Other Annual       Restricted
Principal Position          Year            Salary             Bonus        Compensation      Stock Awards
--------                    ----            ------             -----        ------------      ------------
Jeffrey Esposito            2001            $50,000              0        $7,632(1)                0
President and                                                             $6,000(2)                0
Director                                                                  $  100(3)                0
                            2000            $50,000              0        $5,000(1)                0
                                                                          $6,000(2)                0
                            1999            $50,000              0        $6,000(2)                0


Kenneth Dollman             2001               0                 0        $  100(3)                0
Secretary and               2000               0                 0                                 0
Director                    1999               0                 0                                 0

Joel Esposito               2001               0                 0        $   50(3)                0
Director                    2000               0                 0                                 0
                            1999               0                 0                                 0
---------------------

(1) Represents health insurance for Jeffrey R. Esposito and his family. In 2000 and 2001, such health insurance costs were 480.00 per month and $636.00 per month, respectively.

(2) Represents car allowance of $500.00 per month to be used to pay for the uses by Jeffrey R. Esposito of car for business matters.

(3) Represents 50,000 shares of Common Stock for each officer and 50,000 shares of Common Stock for each director for services rendered, valued at $.001 par value per share.

Employment Agreements

     The Company has not entered into any employment agreements with any of its officers or employees.

Option Grants In Fiscal Year 2001

     During the fiscal year ended October 31, 2001 and the period from November 1, 2001 through the date of this Information Statement, the Company has not granted any options to officers or directors to purchase shares of Common Stock

             SECTION 16(a) BENEFICIAL OWNERSHIP REPORTING COMPLIANCE

     The Company's directors, officers and beneficial owners of 10% of the Company's Common Stock consist of Jeffrey R. Esposito, Kenneth C. Dollman, Esq. and Joel Esposito. During the Company's fiscal year ended December 31, 2002, none of such persons have furnished to the Company reports required by Section 16(a) of the Exchange Act. To the Company's knowledge, each of such persons failed to file the required Form 3 upon the Company's registration of its Common Stock under Section 12(g) of the Exchange Act in 2002.

                         NO SHAREHOLDER ACTION REQUIRED

     This Information Statement is being provided for informational purposes only, and does not relate to any meeting of shareholders. Neither applicable securities laws, nor the corporate laws of the State of New York require approval of the sale of the Control Shares by the Company's shareholders. NO VOTE OR OTHER ACTION IS BEING REQUESTED OF THE COMPANY'S SHAREHOLDERS. THIS INFORMATION STATEMENT IS PROVIDED FOR INFORMATIONAL PURPOSES ONLY.

     This Information Statement has been filed with the Securities and Exchange Commission and is available electronically on EDGAR at www.sec.gov.

                             The Board of Directors

November 6, 2002
East Hampton, New York